Filed Pursuant to Rule 253(g)(2)

File No. 024-11723

PHOENIX CAPITAL GROUP HOLDINGS, LLC

SUPPLEMENT NO. 6 DATED JULY 22, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 23, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2021, as supplemented by Supplement No.1, dated and filed by us with the Commission on January 13, 2022, Supplement No.2, dated February 1, 2022 and filed by us with the Commission on February 8, 2022, Supplement No.3, dated and filed by us with the Commission on February 9, 2022, Supplement No. 4, dated March 16, 2022 and filed by us with the Commission on March 17, 2022, and Supplement No. 5, dated June 28, 2022 and filed by us with the Commission on July 7, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this Supplement No. 6 is to disclose the following:

(i) The Company has terminated its agreement with Dalmore Group, LLC (“Dalmore Group”). As of the date of this Supplement, no broker-dealers are currently engaged to place Bonds, we reserve the right to pay selling commissions of up to 1% of the gross proceeds of the offering to FINRA member firms who assist with placement of the Bonds (“Broker-Dealer Fee”). Total underwriting compensation to be received by or paid to participating FINRA member broker-dealers, including, without limitation, the Broker-Dealer Fee, will not exceed 1% of proceeds raised with the assistance of those participating FINRA member broker-dealers. We have assumed for any estimates oor presentations of broker-dealer compensation in the Offering Circular that all Bonds sold in the Offering are subject to the Broeker-Dealer Fee.

(ii) Pursuant to Section 3 of the Bond and Articles 2 & 4 of the Indenture, dated January 12, 2022, by and between the Company and UMB Bank, N.A., as Trustee (the “Indenture”), the Company has been named as Paying Agent, Depositary and Registrar. Phoenix American Financial Services, Inc., or Phoenix American, shall no longer serve in any such capacity. On July 18, 2022, the Company and the Trustee executed a Supplemental Indenture reflecting the foregoing changes. All references to Phoenix American in the Offering Circular should read as the Company.

A copy of the Supplemental Indenture can be found as an exhibit to the Company’s Current Report on Form 1-U filed on even date herewith at https://www.sec.gov/Archives/edgar/data/1818643/000165495422009929/pcgh_ex3a.htm